                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                     For the month of February 2008 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On February 6, 2008, the Registrant announced its financial results for the fourth quarter and fiscal year ended December 31, 2007 and on February 7, 2008 issued its consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. Attached hereto are the following exhibits

     Exhibit 99.1      Registrant's consolidated financial statements as
                       of December 31, 2007 and 2006 and for the years ended
                       December 31, 2007, 2006 and 2005, and the report
                       thereon dated February 6, 2008 of Brightman Almagor & Co.

     Exhibit 99.2      Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

     Exhibit 99.3      Consent of Independent Registered Accounting Firm

     This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into (1) all effective registration statements filed by us under the
Securities Act of 1933 and (2) Registration Statement No. 333-148747 on Form
F-3.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.

Date: February 7, 2008                               By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary